Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-63046 on Form S-8 of our reports dated October 27, 2006, relating to the consolidated financial statements and financial statement schedules of Financial Industries Corporation and management's report on the effectiveness of internal control over financial reporting (which report disclaimed an opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting because of a scope limitation and expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses and the effects of a scope limitation) appearing in this Annual Report on Form 10-K of Financial Industries Corporation for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP

Dallas, Texas

October 27, 2006